

05035987

VF3-7-05

ANNUAL AUD

FORM X-17A-5
PART III

SEC FILE NUMBER
8-43202

FACING PAGE
Information Required of Brokers and dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   JANUARY 1, 2004 AND ENDING **DECEMBER 31, 2004**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Winchester Group, Inc.

FOR OFFICIAL USE ONLY
*FIRM I.D.*_____

ADDRESS OF PRINCIPLE PLACE OF BUSINESS:

The Citicorp Center
153 East 53rd Street, Suite 5101
New York, NY 10022

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Clare Nolan   212/ 486-8181

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Schwinger, Simon & Co., P.C., Certified Public Accountants
155 West 68th Street, Suite 23B
New York, NY 10023

PROCESSED

MAR 15 2005

THOMSON
FINANCIAL

CHECK ONE:

x   Certified Public Accountant
_   Public Accountant
_   Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410(3-91)

SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

OATH OR AFFIRMATION

I, **Irvine L. Cherashore** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **The Winchester Group Inc.,** as of **December 31, 2004** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

_____
Signature

_____
Title

JILL M. FIORDILINO
Notary Public, State of New York
No. 01FI6010988
Qualified in Kings County
Commission Expires July 27, 20 _06_

_____
Notary Public

This report** contains:

(a) Facing Page
(b) Statement of Financial Condition
(c) Statement of Income (Loss)
(d) Statement of Cash Flows
(e) Statement of Changes in Sole Proprietor's Equity
(f) Statement of Changes in Liabilities Subordinated to claims of Creditors
(g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Under Rule 15c3-3
(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
(k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation
(l) An Oath or Affirmation
(m) A copy of the SIPC Supplemental Report
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

SCHWINGER
SIMON & CO., P.C.
of confidential treatment of certain portions of filing, see Section 240.17a-5(e)(3)

Certified Public Accountants

THE WINCHESTER GROUP, INC.

Financial Statements and Schedules

December 31, 2004

(With Independent Auditor's Report Thereon)



SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants



SCHWINGER, SIMON & CO., P.C.

Certified Public Accountants

New York Office:
155 West 68 St., Suite 23B
New York, New York 10023
Tel 212-721-1952
Fax 212-496-1970

New Jersey Office:
1530 Palisade Avenue
Fort Lee, New Jersey 07024
Tel 201-944-6805
Fax 201-944-6741

Aaron Schwinger, C.P. A.
Leonard Simon, C.P. A.

Independent Auditor's Report

The Board of Directors and Stockholders
The Winchester Group, Inc.

We have audited the accompanying statement of financial condition of The Winchester Group, Inc. as of December 31, 2004 and the related statements of operations, changes in owner's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects the financial position of The Winchester Group, Inc. at December 31, 2004 and the results of their operations and it's cash flows for the period then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statement taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and in our opinion, is fairly stated in all material aspects in relation to the financial statements taken as a whole.

Schwinger, Simon & Co., P.C.

January 14 , 2005

THE WINCHESTER GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and Cash Equivalents		816,744
Receivables:		
Investment management financial advisor fees		461,107
Property and Equipment - net of depreciation		14,982
Other Assets		30,801

TOTAL ASSETS 1,323,634

LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable, accrued expenses payable and income taxes payable	737,196
Liabilities subordinated to claims of general creditors	180,000
Contingent liabilities - off balance sheet risk (see notes)	-0-

TOTAL LIABILITIES 917,196

STOCKHOLDERS' EQUITY

Common Stock, No par value (1,000 shares authorized; 100 shares issued and outstanding)	20,000	
Additional paid-in capital	90,726	
Retained Earnings	331,587	
Total	442,313	
Less: 21 Shares held in Treasury at cost	(35,875)	

TOTAL STOCKHOLDERS' EQUITY 406,438

TOTAL LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDERS' EQUITY 1,323,634

See accompanying notes to financial statements



SCHWINGER, SIMON & CO., P.C.
Certified Public Accountants

THE WINCHESTER GROUP, INC.
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE YEAR ENDED DECEMBER 31,2004

REVENUES

Commissions	1,724,872
Investment Management and Financial Advisor Fees	1,844,225
Interest and Dividends	6,443
Other	191,548
TOTAL REVENUES	3,767,088

EXPENSES

Employee and Director Compensation and Benefits	2,622,433
Floor Brokerage exchange and clearing fees	324,104
Rent and occupancy	156,837
Communications	28,860
Marketing and information services	270,547
Interest	9,843
Professional fees	52,833
Depreciation and Amortization	32,486
Office and other	182,817
TOTAL EXPENSES	3,680,760
NET OPERATING PROFIT	86,328
LESS: Income Taxes	50,438
NET PROFIT FOR THE YEAR	35,890
ACCUMULATED RETAINED EARNINGS - January 1, 2004	295,697
ACCUMULATED RETAINED EARNINGS - December 31, 2004	331,587

See accompanying notes to financial statements



SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

THE WINCHESTER GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	ACCUMULATED RETAINED EARNING	TOTAL
BALANCE - BEGINNING	20,000	90,726	(35,875)	295,697	370,548
NET PROFIT FOR THE YEAR				35,890	35,890
BALANCE AT DECEMBER 31, 2004	20,000	90,726	(35,875)	331,587	406,438

See accompanying notes to financial statements



SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

THE WINCHESTER GROUP, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2004

	SUBORDINATED CASH BORROWINGS
Balance - Beginning	75,000
Subordinated Cash Borrowings - 2004	105,000
Subordinated Cash Payments - 2004	-0-
Balance - December 31, 2004	180,000

See accompanying notes to financial statements



SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

THE WINCHESTER GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES

Net Profit for the Year	35,890
Adjustments to reconcile net loss	
to net cash used by operating activities	
Depreciation and Amortization	32,486
Changes in Assets and Liabilities:	
Increase in receivables	(157,353)
Increase in accounts payable and accrued expenses	69,334
Increase in Other Assets	(9,553)

NET CASH FLOWS FROM OPERATING ACTIVITIES	(29,196)

NET CASH USED IN INVESTING ACTIVITIES

Acquisition of Fixed Assets-Net	(37,718)

CASH FLOWS FROM FINANCING ACTIVITIES

Subordinated cash repayments	-0-
Subordinated cash borrowings	105,000
NET CASH FLOWS FROM FINANCING ACTIVITIES	105,000
INCREASE IN NET CASH AND EQUIVALENTS	38,086
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	778,658
CASH AND CASH EQUIVALENTS, END OF YEAR	816,744

See accompanying notes to financial statements



SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

THE WINCHESTER GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1
DECEMBER 31, 2004

CREDIT FACTORS:

Stockholders' equity		406,438
Subordinated Cash Borrowings allowable for net capital		180,000
TOTAL CREDIT FACTORS		586,438

DEBIT FACTORS

Receivables not allowable	461,107	
Other assets not allowable	45,783	
Haircuts - Money Fund - 2%	15,344	
TOTAL DEBIT FACTORS		522,234

NET CAPITAL 64,204

LESS: Minimum capital requirement (6 2/3% of Aggregate indebtedness 737,196) 49,147

EXCESS NET CAPITAL 15,057

CAPITAL RATIO:

Aggregate indebtedness	737,196	
Divided by net capital	64,204	1148%

See accompanying notes to financial statements



THE WINCHESTER GROUP, INC.
Reconciliation of the Computation of Net Capital,
Per Uniform Net Capital Rule 15c3-1 included in
The Company's corresponding Unaudited Form X-17A-5
Report Pursuant to Rule 17a-5(d)
As of December 31, 2004

Net capital - per Company's unaudited X-17A-5
        Part II A Filing   64,204

Net capital per report pursuant to Rule 17a-5(d)   64,248

Difference   44

See accompanying notes to financial statements



SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

THE WINCHESTER GROUP, INC.
Computation For Determining Reserve Requirements
And Information Relating to
Possession or Control Requirements
Pursuant to Securities Exchange Rule 15c3-3
As at December 31, 2004

Pursuant to Securities Exchange Rule 15c3-3 the Company claims exemption to said rule as defined in paragraph (k)(2)(ii) of Rule 15c3-3.



SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

See accompanying notes to financial statements

(1) Significant Accounting Policies and Practices

A. Business and Organization

The Winchester Group, Inc. (or "Company") is a registered broker and dealer in securities and investment advisor under the Securities Exchange Act of 1934.

The Company, beginning September 27, 1991, conducts such activities as institutional stock brokerage, investment management and corporate finance.

B. Cash Equivalents

Cash Equivalents are carried at cost, which approximates market value and includes principally interest bearing deposits at brokers and money market instruments of less than 91-day maturity wherever applicable.

C. Fee Income

Investment Banking Fees of a contingent nature are recognized as revenue upon successful completion of the transaction. Assets advisory fees are recognized ratably as the income is earned.

(2) Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Commission. See Schedule 1.

(3) Liabilities Subordinated to Claims of General Creditors

The subordination agreements between the lenders and the corporation have been approved by the National Association of Security Dealers, and are thus available for net capital purposes. On May 30, 2001, the Company borrowed $75,000 – under two separate subordination agreements, each in the amount of $37,500.00. The notes matured on May 31, 2004. and were renewed for two years. The company borrowed an additional $105,000 on October 15, 2004 pursuant to the subordination agreements as approved by the National Association of Security Dealers. The interest is payable semi-annually at a rate of 10.00% per annum.



SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

(4)   Off Balance Sheet Risk

There are no existing risks of accounting losses.

(5)   Lease Commitments

The Company is currently obligated under a non-cancelable sub-lease agreement for
office space expiring December 31, 2008 providing for minimum annual rentals of $210,312.
The agreement provided for an allowance of the first 5 months rent free. This allowance totaling
$87,620 is reflected as deferred rent costs of the term of the sublease. As of December 31, 2004
the deferred rent amounted to $80,328 and is recorded as a current liability. The sublease is
subject to cancellation by either party upon receipt of six months notice of cancellation request.

(6)   Employee Profits Sharing Plan

In December of 1991, the company initiated a profit sharing plan for the benefit of its
employees with annual contributions allocated to participants based on compensation
level. In the opinion of the Company and counsel for the Company, it has adequately
provided for the contribution to the plan for the year 2004.



SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants



SCHWINGER, SIMON & CO., P.C.

Certified Public Accountants

New York Office:
155 West 68 St., Suite 23B
New York, New York 10023
Tel 212-721-1952
Fax 212-496-1970

New Jersey Office:
1530 Palisade Avenue
Fort Lee, New Jersey 07024
Tel 201-944-6805
Fax 201-944-6741

Aaron Schwinger, C.P. A.
Leonard Simon, C.P. A.

The Board of Directors and Stockholders
The Winchester Group, Inc.

In our audit of the financial statements of The Winchester Group, Inc.(the "Company") for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine auditing procedures deemed necessary for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control system.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including evaluation of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in (1) making the periodic computations of aggregate indebtedness (or aggregate debits) and the net capital under Rule 17a-3(a)(11); 15c3-3(e); and (2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) the procedures for determining the compliance with exempted provisions of Rule 15c3-3. We did not review the practices and procedures for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the previous paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to evaluate whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control system are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are protected against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Owing to the inherent limitations of any internal control system or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate due to changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing the assigned function. However, we noted no matters involving the internal control structure including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, no facts came to out attention that would indicate the condition of the exemption from Rule 15c3-3 had not been complied with during the period.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our evaluations, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the Securities Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schwinger, Simon & Co., P.C.

February 19, 2004
SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants